10028812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Partners, Inc.** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Fourth Street- 110
(No. and Street)

Fairfield	**IA**	**52556**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Seal **641-472-8800**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert S. Seal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2009, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CAROLYN J. SIMMONS
COMMISSION NO. 146121
MY COMMISSION EXPIRES
JANUARY 28, 2012

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders,
Capital Management Partners, Inc.

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2009 and the related statements of operations and changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2009 and the related statements of operations and changes in shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 21, 2010

Capital Management Partners, Inc.
Balance Sheet
As of December 31, 2009

ASSETS

Current assets:	
Cash & cash equivalents	$248,769
Commissions receivable (net of reserve)	88,894
Other receivables	447
Prepaid expenses	10,470
Total Current Assets	$348,580
Fixed assets- net	833
Other asset	1,037
Total Assets	$350,450

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Sales commissions payable	$28,175
Accounts payable & accrued expenses	6,878
Total Current Liabilities	$35,053
Shareholders' Equity:	
Common stock, no par value, 3,000 shares authorized, 2,105 issued and outstanding, no par	$301,817
Retained deficit	13,580
Total Shareholder's Equity	315,397
Total Liabilities & Shareholder's Equity	$350,450

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2009

Commission revenues	$470,715
Commission expenses	(162,827)
Gross margin on commission revenues	$307,888
General and administrative expenses:	
Salaries & benefits	$138,926
General administration	204,350
Total general and administrative expenses	343,276
Loss from operations	($35,388)
Other income:	
Interest income	2,254
Net loss before income tax provision	($33,134)
Provision for income taxes	0
Net loss	($33,134)

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net loss	($33,134)
Adjustments to reconcile net income items	
not requiring the use of cash:	
Depreciation expense	826
Bad debt expense	9,114
Changes in other operating assets and liabilities:	
Commissions receivable	33,259
Prepaid expense	3,357
Other receivables	3,636
Sales commissions payable	(51,950)
Accounts payable & accrued expenses	(39,434)
Net cash used by operations	($74,326)
Financing activities:	
Dividends	($110,000)
Net cash used by financing activities	(110,000)
Net decrease in cash during the fiscal year	($184,326)
Cash at December 31, 2008	433,095
Cash at December 31, 2009	$248,769
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2009

	Common Shares	Stated Amount	Retained Deficit	Total
Balance at December 31, 2008	2,105	$301,817	$156,714	$458,531
Dividends paid shareholders			(110,000)	(110,000)
Net loss for the fiscal year			(33,134)	(33,134)
Balance at December 31, 2009	2,105	$301,817	$13,580	$315,397

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is registered with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures. In addition, as a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in private placements.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years
Computer equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, commission receivable, other receivables, prepaid expense, other assets, commission payable, and accounts payable in the statement of financial condition are estimated to approximate fair market value at December 31, 2009.

4. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space in Fairfield, Iowa, expiring in 2011. The minimum payments due under the lease are as follows.

2010	$12,432
2011	7,252
Net minimum lease payments	$19,684

Rent expense for the fiscal year was $12,442.

5. Fixed Assets- Net

The following table is a summary fixed assets as of December 31, 2009.

Office equipment	$23,226
Computer equipment	23,547
Accumulated depreciation	(45,941)
Fixed assets- net	$833

Depreciation expense for the year was $826.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

7. Net Capital Requirement

As an IB, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain minimum net capital, as defined by the rule, of the greater of $45,000 or an amount based upon the number of associated persons (brokers) registered with the Company. As of December 31, 2009, the Company was in excess of the minimum net capital requirement by $236,386.

In addition, as a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $45,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$315,397
DEBITS:	
Non-allowable assets:	
Non-allowable portion of commissions receivable (net of reserve)	($21,224)
Other receivables	(447)
Prepaid expenses	(10,470)
Fixed assets-net	(833)
Other asset	(1,037)
Total debits	(34,011)
NET CAPITAL	$281,386
Haircuts	0
ADJUSTED NET CAPITAL	$281,386
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$236,386
AGGREGATE INDEBTEDNESS:	$35,053
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.46%

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5 at December 31, 2009

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates, LLC

Monmouth Beach, N.J.
February 21, 2010